

Via U.S. Mail and Facsimile

Mail Stop 4631

March 12, 2010

Meetesh V. Patel
Chief Executive Officer and President
New Energy Technologies, Inc.
3905 National Drive, Suite 110
Burtonsville, Maryland 20866

> **Re: New Energy Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 26, 2010**
> **File No. 333-162417**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Stockholders, page 64

1. As requested in comment 4 of our letter dated February 16, 2010, please describe the transaction in which Mr. Patel acquired his shares. Please also clearly disclose whether these shares underlie options that have already vested. We note disclosure in footnotes 11, 12 and 13 that clearly states that options for Messrs. Bhogal, Livesey and Sierchio have vested. If the options have vested, please explain which of the conditions specified in note (1) to the Summary Compensation Table were met, and when they were met. In this regard, we note disclosure under "Options Vested and Exercised" that as of November 30, 2009, none of the options had vested.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Joseph Sierchio, Esq. (*Via facsimile 212/246-3039*)
        Sierchio & Company, LLP
        430 Park Avenue, 7th Floor
        New York, New York 10022